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        Filed by Visual Data Corporation (Commission File No. 000-22849)

                Pursuant to Rule 425 under Securities Act of 1933
                 and Deemed Filed Pursuant to Rule 14a-12 of the
                       Securities and Exchange Act of 1934

      On September 10, 2001, Visual Data Corporation and RMS Networks, Inc.
                   jointly issued the following press release:

FOR IMMEDIATE RELEASE
For more information, contact:
Barry A. Rothman
Visual Data Corporation
954-917-6655
brothman@vdat.com

              VISUAL DATA AND RMS NETWORKS SIGN AGREEMENT TO MERGE
        AND FORM INTEGRATED DIGITAL MEDIA AND PRIVATE NETWORKING BUSINESS

Pompano Beach, FL - September 10, 2001 - Visual Data Corporation (Nasdaq: VDAT), a media company specializing in the production and distribution of video and audio for broadband, narrowband and wireless applications, and privately held RMS Networks, Inc., a Fort Lauderdale, Florida-based provider of digital video programming to retail locations nationwide, today announced the signing of a merger agreement between the two companies. Following the completion of the merger, the combined companies will operate under the new name Visual Data Networks, Inc.

The new Visual Data Networks will feature RMS Networks' private in-store television network, high impact digital video programming and advanced distribution technology, coupled with Visual Data's vertically integrated digital media development, production and on-line distribution capabilities. As a result, Visual Data Networks will possess an ability to deliver innovative and effective product, service and corporate marketing solutions directly to a broad set of highly-targeted audiences. Visual Data Networks' multiple distribution and delivery channels will encompass the Internet, retail environments, private networks, television and other broadcast media outlets.

Under the terms of the merger agreement, shareholders of RMS Networks will receive up to a total of 10 million shares of Visual Data common stock based upon RMS attaining certain revenue and profit levels. RMS shareholders will initially receive 6.16 million shares of Visual Data common stock, with the remaining 3.84 million shares to be earned over a period extending up to 24 months from the date of the closing of the merger. After the closing of the merger, Visual Data will appoint Jason Kates, currently the CEO of RMS Networks, to its Board of Directors.


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The closing of the merger is subject to various conditions, including the resolution of certain corporate liabilities by RMS, the effectiveness of a registration statement to be filed with the Securities and Exchange Commission by Visual Data, approval by Visual Data and RMS shareholders, and the securing of a commitment for financing in an amount of $10 million but not less than $5 million. To this end Visual Data has engaged an investment banking firm to secure the financing. A voting and proxy agreement has been entered into by holders of RMS' common stock owning in excess of 50% of the outstanding shares, agreeing, subject to the conditions contained in this agreement, to vote for approval of the merger.

SBI E2-Capital (USA) Inc. (SOFTBANK Investment Corp. Japan's new US investment banking arm) has issued a fairness opinion in favor of the transaction on behalf of Visual Data shareholders. Likewise, Capitalink LC has issued a fairness opinion in favor of the transaction on behalf of RMS shareholders.

RMS Networks is a provider of digital broadcast-quality, full motion video programming that is primarily distributed by two-way broadband satellite networks to video monitors in retail locations nationwide. Through this platform, advertisers can directly market to targeted consumers at the point of purchase, and retailers and their vendors can deliver training, product information and company-wide communications to in-store employees.

RMS currently reaches more than 2.5 million consumers and employees daily at more than 4500 locations in 50 states. These include Advance Auto Parts stores, JC Penney, mall-located cyberXpo.com Internet access terminals, Planet Hollywood restaurants, The Sports Authority, and various pharmacies and beer, wine and spirits stores.

"Today's new age of digital media based marketing continues to develop rapidly and we believe this transaction places us squarely at the forefront," said Randy Selman, president and chief executive officer of Visual Data Corporation. "The goal of Visual Data has always been to develop and distribute content that helps to influence the buying decisions of consumers and businesses. Our Internet-based travel video marketing programs are a prime example of that strategy. And in recent years consumers have turned away from traditional television advertising and sought multimedia information from new digital media based vehicles. By combining our two very complimentary business models, we will now possess an in-store and online network that can reach out to these consumers in a highly targeted fashion."

"We are very excited about joining forces with Visual Data," said Jason Kates, chief executive officer of RMS Networks. "Over the past several years our direct marketing platform has become an important tool for retailers, helping them to inform, educate and entertain consumers

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and their employees. Our programming provides our clients with a competitive advantage that we believe translates into increased sales at the point of purchase. We see this merger creating an important opportunity to expand our business model into new realms and increase our rate of growth."

About Visual Data Corporation

Visual Data Corporation is a leading full service broadband media company that enables businesses to market their products through various channels including print, television and the Internet. Visual Data's extensive video libraries and media offerings (http://www.vdat.com) cover a wide range of topics, including travel, golf, leisure activities, medicine and healthcare and business, corporate and financial information.

ADDITIONAL INFORMATION

This material is not a substitute for the proxy statement/prospectus that Visual Data will file with the Securities and Exchange Commission. Investors are urged to read that document when it is available because it will contain important information, including detailed risk factors. The proxy statement/prospectus and other important documents to be filed by Visual Data will be available free of charge at the SEC's web site (www.sec.gov) and from Visual Data. Visual Data, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the merger. Information concerning Visual Data's directors and executive officers can be found in the documents filed by Visual Data with the SEC. Certain directors and executive officers of Visual Data may have direct or indirect interests in the merger. Additional information regarding the participants will be contained in the proxy statement/prospectus.

Certain statements in this document and elsewhere by Visual Data are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such information includes, without limitation, the business outlook, assessment of market conditions, anticipated financial and operating results, strategies, future plans, contingencies and contemplated transactions of the company. Such forward-looking statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors which may cause or contribute to actual results of company operations, or the performance or achievements of the company, or industry results, to differ materially from those expressed, or implied by the forward-looking statements. In addition to any such risks, uncertainties and other factors discussed elsewhere herein, risks, uncertainties and other factors that could cause or contribute to actual results differing materially from those expressed or implied for the forward-looking statements include, but are not limited to, events or circumstances which affect the ability of Visual Data to complete the proposed merger with RMS; if the merger with RMS is completed, events or circumstances which affect the ability of Visual Data and RMS to integrate successfully and achieve the anticipated benefits of the transaction;

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the ability of Visual Data to obtain sufficient financing; the ability of Visual
Data and RMS to operate profitably given each's history of operating losses; competitive pricing for each company's products; fluctuations in demand; changes to economic growth in the U.S. economy; government policies and regulations, including, but not limited to those affecting the Internet; dilution to shareholders caused by the initial issuance of stock in the merger with RMS and the ability of RMS to achieve certain goals which govern the issuance of the additional shares to be earned by shareholders of RMS. Visual Data undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Investors are urged, however, to consult any further disclosures made on related subjects in reports filed with the SEC.

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